UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VIKING THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92686J106

(CUSIP Number)

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Boulevard, Suite 110

San Diego, CA 92121

(858) 550-7500

Copy to:

Matthew T. Bush, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Telephone: (858) 523-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 92686J106

1.	Name of Reporting Person: Ligand Pharmaceuticals Incorporated
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC and OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,558,083
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,558,083
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,558,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 10.4%
14.	Type of Reporting Person: CO

Preliminary Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on May 8, 2015 and as previously amended (the “Schedule 13D”) by Ligand Pharmaceuticals Incorporated (“Ligand” or the “Reporting Person”). Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated by the following:

Ligand and the Issuer were previously parties to a Loan and Security Agreement, dated May 21, 2014 (as amended by the First Amendment to Loan and Security Agreement, dated April 8, 2015, and the Second Amendment to Loan and Security Agreement, dated January 22, 2016, the “Loan and Security Agreement”), pursuant to which Ligand loaned $2,500,000 to the Issuer. Such debt was evidenced by a Senior Convertible Promissory Note (the “Convertible Note”).

Pursuant to the terms of the Loan and Security Agreement, upon the consummation of the Follow-On Public Offering on April 13, 2016, the Issuer repaid Ligand $1,500,000, which payment was comprised of $300,000 in cash, with the balance of the $1,500,000 paid in the Issuer’s equity securities, resulting in the issuance of 960,000 shares of Common Stock to Ligand in the Follow-On Public Offering. Such payment was applied, first, to accrued and unpaid interest on the Convertible Note and, second, to the unpaid principal amount of the Convertible Note. On July 15, 2017, the Issuer repaid Ligand an additional $200,000 in cash. Such payment was applied, first, to accrued and unpaid interest on the Convertible Note and, second, to the unpaid principal amount of the Convertible Note. On May 23, 2018, the Convertible Note was repurchased in full by the Issuer for $3,876,937 in cash. The Convertible Note and Loan and Security Agreement are no longer outstanding.

In addition, Ligand holds warrants to purchase up to 1,520,000 shares of Common Stock (the “Warrants”). The Warrants have an exercise price of $1.50 per share of Common Stock and are immediately exercisable. The Warrants expire on April 13, 2021.

On September 25, 2018, Ligand sold 262,881 shares of Common Stock at a weighted average price of $19.1503 in open market transactions on the Nasdaq Capital Market. Such shares of Common Stock were sold in multiple transactions at prices ranging from $19.00 to $19.74, inclusive.

On September 28, 2018, Ligand entered into a Trading Plan (the “Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the Trading Plan, a broker dealer may make periodic sales of Common Stock on behalf of Ligand, in specified amounts at market prices subject to specified limitations. This description of the Trading Plan does not purport to be complete and is qualified in its entirety by the text of the Trading Plan, the form of which is attached as Exhibit 99.13 to this Schedule 13D and is incorporated herein by reference.

Ligand acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions Ligand might undertake will be dependent upon the its review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Ligand may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Ligand may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, Ligand does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated by the following:

(a) - (b) Ligand beneficially owns, in the aggregate, 7,558,083 shares of Common Stock, constituting approximately 10.6% of the Common Stock outstanding, consisting of (i) 5,155,609 shares of Common Stock held directly by Ligand, (ii) 882,474 shares of Common Stock held directly by Metabasis, and (iii) 1,520,000 shares of Common Stock issuable upon exercise of the Warrants held directly by Ligand.

The aggregate percentage of Common Stock beneficially owned by Ligand is based on 72,979,857 shares outstanding, consisting of (i) 71,459,857 shares of Common Stock outstanding as of October 31, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018, and (ii) 1,520,000 shares of Common Stock issuable upon exercise of the Warrants.

(c) Except for the transactions disclosed in Item 4 above, Ligand has not effected any transactions in the class of securities reported during the past 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Trading Plan and is incorporated herein by reference. A copy of the Trading Plan is filed as an exhibit to this Amendment No. 3, and is incorporated by reference herein. The description of the Trading Plan is incorporated herein by reference to Item 4.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and restated by the following:

Exhibit No.	Description	Method of Filing
99.1	Information concerning the directors and executive officers of Ligand Pharmaceuticals Incorporated and Metabasis Therapeutics, Inc.	Incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13, as filed with the Securities and Exchange Commission on May 8, 2015 (SEC Reg. No. 005-88828)

99.2	Form of Lock-Up Agreement among the Company, the Underwriters and Certain Stockholders of the Company	Incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 5 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 10, 2015 (SEC Reg. No. 333-197182)

99.3	Master License Agreement, dated May 21, 2014, by and among Viking Therapeutics, Inc., Metabasis Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.4	First Amendment to Master License Agreement, dated September 6, 2014, by and among Viking Therapeutics, Inc., Metabasis Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.24 to the Issuer’s Amendment No. 2 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 10, 2015 (SEC Reg. No. 333-197182)

99.5	Second Amendment to Master License Agreement, dated April 8, 2015, by and among Viking Therapeutics, Inc., Metabasis Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.30 to the Issuer’s Amendment No. 5 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 8, 2014 (SEC Reg. No. 333-197182)

99.6	Loan and Security Agreement, dated May 21, 2014, by and between Viking Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.7	First Amendment to Loan and Security Agreement, dated April 8, 2015, by and between Viking Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.31 to the Issuer’s Amendment No. 5 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 10, 2015 (SEC Reg. No. 333-197182)

99.8	Secured Convertible Note Promissory Note, dated May 27, 2014, from Viking Therapeutics, Inc. to Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.9	Letter Agreement regarding board composition and management rights, dated May 21, 2014, by and between Viking Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.10	Voting Agreement, dated May 21, 2014, by and among Viking Therapeutics, Inc., Ligand Pharmaceuticals Incorporated, Metabasis Therapeutics, Inc., Brian Lian, Ph.D. and Michael Dinerman, M.D.	Incorporated by reference to Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.11	Registration Rights Agreement, dated May 21, 2014, by and among Viking Therapeutics, Inc., Metabasis Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.16 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.12	Second Amendment to Loan and Security Agreement, dated January 22, 2016, by and between Viking Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 25, 2016 (SEC Reg. No. 333-197182)

99.13	Trading Plan (SEC Rule 10b5-1), dated September 28, 2018, between Ligand Pharmaceuticals Incorporated and Roth Capital Partners, LLC	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2018	Ligand Pharmaceuticals Incorporated

	By:	/s/ Charles Berkman
Name: Charles Berkman
Title: Senior Vice President, General Counsel and Secretary

Signature Page to Amendment No. 3 to Schedule 13D